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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        -------------------------------

                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2002

                             CAMPBELL RESOURCES INC.
                               (Registrant's Name)

                          1155, University, Suite 1405,
                                Montreal, Quebec
                                 Canada H3B 3A7
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F   x         Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes            No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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Filed with this Form 6-K is the following which is incorporated herein by reference:

99.1 Quarterly Report for the third quarter ended September 30, 2002, including Management's Discussion and Analysis and Consolidated Financial Statements for the quarter ended September 30, 2002.





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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CAMPBELL RESOURCES INC.



                                       /s/LORNA D. MACGILLIVRAY
                                       -----------------------------------------
                                        LORNA D. MACGILLIVRAY
                                        Vice President, Secretary and
                                        General Counsel

DATE:    November 29, 2002



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                                  EXHIBIT INDEX



99.1     Quarterly Report for the quarter ended September, 2002